UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003 207

SEC FILE NUMBER
8- 16053

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUSS SERVICES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____307 So. CLINTON STREET   SYRACUSE____
                      (No. and Street)

____SYRACUSE____   ____NEW YORK____   ____13202____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____JAMES F. ABBATIELLO, PRESIDENT____   ____(315) 423-4630____
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____EVANS AND BENNETT, LLP____
                      (Name – if individual, state last, first, middle name)

____135 DEWITT STREET____   ____SYRACUSE____   ____NEW YORK____   ____13203____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **James F. Abbatiello**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Huss Services, Inc.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MARY K MANNS
Notary Public - State of New York
No. 01MA6015329
Qualified in Onondaga County
Commission Expires Oct. 26, 20___

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income.

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Stockholders Equity.

☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.

☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SPIC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☒ (o) Independent auditor s report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUSS SERVICES, INC.

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002



Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Huss Services, Inc.
Syracuse, New York

We have audited the accompanying statement of financial condition of Huss Services, Inc. (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Huss Services, Inc. as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 17, 2003

- 1 -

HUSS SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash (Note 1)	$ 1,475
Deposits with clearing organization (Note 1)	27,177
Receivable from clearing organization (Note 2)	6,649
Marketable securities - valued at market (Note 1)	9,471
Other assets	1,943
Total assets	$ 46,715

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 12,220
Total liabilities	12,220
Stockholders' equity:	
Common stock - no par - 200 shares authorized,	
75 shares issued and outstanding	6,000
Additional paid-in capital	48,721
Retained earnings (deficit)	(20,226)
Total stockholders' equity	34,495
Total liabilities and stockholders' equity	$ 46,715

A copy of the Statement of Financial Condition of the December 31, 2002 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

HUSS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Huss Services, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an "introducing broker-dealer". The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds) and equity securities, as well as providing "day trading" service to qualified individuals.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Proprietary securities transactions of the Company are recorded on a trade date basis.

Commissions

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

HUSS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1. Summary of Significant Accounting Policies (continued)

Cash - Deposits with Clearing Organization

The Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As per the clearing agreement, the Company is required to maintain a minimum balance of $25,000 in a money market account with the clearing broker-dealer in the event that a customer fails to cover their transactions. At December 31, 2002 the Company had $27,177 segregated for this purpose.

Marketable Securities

Marketable securities in the Company's investment account are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. All securities presented are money market funds.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $100 and is reflected in these financial statements.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2002.

Note 3. Net Capital Requirements

As a registered broker-dealer, Huss Services, Inc. is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2002, Huss Services, Inc.'s aggregate indebtedness and net capital were $12,220 and $31,818 respectively, a ratio of (.38 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $26,818.

Note 4. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.